KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111


                                                          July 30, 2007

VIA EDGAR

Christian T. Sandoe, Esq.
Securities and Exchange Commission
Washington, DC  20549

        Re:  Credit Suisse Alternative Capital Long/Short Equity Fund, LLC
                    File Nos. 333-144301 and 811-21658
             Credit Suisse Alternative Capital Long/Short Equity Institutional
                    Fund, LLC
                    File Nos. 333-144302 and 811-21641
             Credit Suisse Alternative Capital Multi-Strategy Fund, LLC
                    File Nos. 333-144304 and 811-21657
             Credit Suisse Alternative Capital Multi-Strategy Institutional
                    Fund, LLC
                    File Nos. 333-144300 and 811-21644

Dear Mr. Sandoe:

We have received the Staff's comments, provided on July 27 and July 30, on the above-captioned registration statements filed on Form N-2 by, respectively, Credit Suisse Alternative Capital Long/Short Equity Fund, LLC, Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC, Credit Suisse Alternative Capital Multi-Strategy Fund, LLC and Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC (each a "Fund," and collectively, the "Funds").

We respectfully submit this response letter on behalf of the Funds. The Funds have each filed a pre-effective amendment responding to the Staff's comments, as set forth below. The response is a joint response to the comments in light of the fact that the disclosure for each of the Funds is substantially identical. Defined terms have the same meanings used by the Funds in their registration statements. For the Staff's convenience, we have repeated each comment below, followed by the response.

In addition, in conjunction with this response letter, the Funds are seeking acceleration of effectiveness of the above filings to July 31, 2007. Accompanying this letter is the acceleration request of the Funds and of their distributor.

COMMENT:

1.   EXPENSE TABLE. In the "Summary of Fees and Expenses" table for each Fund:

     a. Please ensure that "Other Expenses" properly reflect the expenses of the Funds, such that the Other Expenses depicted, when combined with Management Fees, accurately reflect the "Total Annual Fund Operating Expenses" depicted.

     b. Please show all of the Funds' expenses before the application of waivers and reimbursements, and ensure that the contractual "Fee Waiver and/or Expense Reimbursement" line appears, in conformity with previously expressed views of the Staff, following "Total Annual Fund Expenses" prior to the application of any waivers and reimbursements.

     c.   In note 5, please delete the first sentence.

RESPONSE:

1.   The requested changes have been made.

     a. The Expense Table has been revised so that Other Expenses, when combined with Management Fees, accurately reflect Total Annual Fund Operating Expenses.

     b. The "Fund Net Expenses" line item has been deleted. In addition, the line item "Acquired Fund (Hedge Fund) Fees" appears following the line item Total Annual Fund Operating Expenses. Total Annual Fund Operating Expenses and Acquired Fund (Hedge Fund) Fees are totaled and reflected in the next line item, "Total Annual Fund Expenses." In addition, the line for "Fee Waiver and/or Expense Reimbursement" has been deleted and now appears following Total Annual Fund Expenses in a new line item "Total Annual Fund Expenses with Expense Reimbursements." Certain accompanying notes have been moved to reflect the above deletions and reordering of line items.

     c.   The first sentence of former note 5 has been deleted, and the former note 5 now appears as note 7.

COMMENT:

2. In the "Example" following the Fee Table, please ensure that calculations for the periods depicted reflect application of the contractual fee/ reimbursements only for the first year depicted, and not thereafter.

RESPONSE:

2. The requested changes have been made, which appear following the Summary of Fees and Expenses table in each Prospectus.

COMMENT:

3. In "Use of Proceeds" on page 35 of the Prospectus, please state the period during which it is expected that proceeds from the sale of Units will be invested in pursuant of the Funds' objectives.

RESPONSE:

3. The following addition has been made to add "Proceeds from the sale of Units are expected to be fully invested within three months of receipt" at the end of the Use of Proceeds section.

COMMENT:

4. In Appendix C to the Prospectus, please either explain or delete the references indicating that the Multi-Strategy Composite depicts performance of funds that use event driven, tactical trading and relative value strategies.

RESPONSE:

4. The requested changes have been made by deleting (i) the last sentence of the first paragraph in Appendix C, and (ii) the last sentence of the fourth paragraph of Appendix C.

COMMENT:

5. In the Statement of Additional Information, on page 2 under "Fundamental Policies," please list the Funds' policy on concentration.

RESPONSE:

5. We note that, on page 2 of the SAI, the second to last sentence in the first paragraph under "Fundamental Policies" states "Each Fund will not concentrate (i.e., invest more than 25% of its total assets) in a particular industry or group of industries." In light of this existing disclosure, we believe that the Funds' current policy is disclosed. The existing disclosure, however, has been moved and now is reflected as number 7 under "Fundamental Policies."

                                      * * *

     If there are any questions, please contact me at 617.261.3231.

                                      Sincerely,

                                      /s/ George J. Zornada

                                      George J. Zornada


                                       3